Exhibit 12

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,	Years Ended December 31,
($ in millions)	2003	2002	2001	2000	1999	1998
Fixed Charges
Interest and discount expense (a)	$5,602	$6,869	$7,599	$8,295	$6,526	$5,787
Estimated interest within rental expense	74	96	108	105	98	79

	5,676	6,965	7,707	8,400	6,624	5,866
Earnings
Pretax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	3,440	3,001	2,900	2,580	2,513	1,957
Fixed charges	5,676	6,965	7,707	8,400	6,624	5,866

	$9,116	$9,966	$10,607	$10,980	$9,137	$7,823
Ratio of earnings to fixed charges	1.61	1.43	1.38	1.31	1.38	1.33

(a)	Excludes the effect of gains or losses on derivatives related to debt.